Mail Stop 3561

May 3, 2006

Mr. Kim Boyce
President and Director
Reflect Scientific, Inc.
970 Terra Bella Avenue
Mountain view, CA
94043

> **Re:    Reflect Scientific, Inc.**
> **Form 10-KSB**
> **Filed February 28, 2006**
> **File No. 000-31377**

Dear Mr. Boyce:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 10- KSB for the fiscal year ended December 31, 2005

Consolidated statements of shareholder's equity, F-7

1. We note from your disclosure on F-16 (Note 6 – Preferred Stock) that the $700,000 deemed dividend was recorded in additional paid-in-capital since you did not have sufficient retained earnings. Consistent with the guidance in EITF 98-5 (see footnote 5 to paragraph 8) the discount related to the beneficial conversion feature should be amortized through retained earnings, whether there are sufficient retained earnings or not. Please revise your financial statements and

related notes accordingly, or tell us why a revision is not required and cite the literature that supports your accounting treatment.

2.  We note you issued 380,000 shares of common stock on May 6, 2005 for services rendered and valued the transaction at $9,056. We also note that the Bulletin Board quotes for your common stock during that period far exceeded the approximated $0.03 per share used in your valuation. Please provide a note that discloses your policy for compensatory issuances of equity to employees and non-employees, and tell us how your accounting treatment is consistent with GAAP (refer to APB 25 and SFAS 123 and 148).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please make appropriate revisions in response to these comments. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than May 24, 2006. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Hugh West at (202) 551- 3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies